UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
or
☐     TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to _______.
Commission file number 1-6402-1

SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)
SERVICE CORPORATION INTERNATIONAL
(Name of issuer of the securities held pursuant to the plan)
1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

SCI 401(k) RETIREMENT SAVINGS PLAN
INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5
Notes to Financial Statements	6-10

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Signature	12

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
To the Administrative Committee
SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of SCI 401(k) Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SCI 401(k) Retirement Savings Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ HARPER & PEARSON COMPANY, P.C.
Houston, Texas
June 29, 2017

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2016	2015
Assets:
Investments, at fair value
Common trust funds	$481,054,756	$438,334,554
Registered investment companies	177,276,785	146,221,861
SCI common stock fund	123,387,014	123,702,132
Self directed accounts	9,671,533	7,007,129
Total investments	791,390,088	715,265,676

Receivables:
Employer contributions	3,212	930,760
Participant contributions	—	1,229,385
Participant loans	20,961,432	21,108,290
Other receivable	—	3,592
Total assets	812,354,732	738,537,703

Liabilities:
Amounts due for investments purchased	443	—
Total liabilities	443	—

Net assets available for benefits	$812,354,289	$738,537,703

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2016
Additions to net assets attributed to:
Contributions:
Employer	$32,753,267
Participants	46,489,170
Rollovers from other qualified plans	2,924,252
Total contributions	82,166,689

Investment income:
Dividend and interest income	7,574,938
Net change in the fair value of investments	51,846,188
Total investment income	59,421,126

Participant loan interest	825,037
Total additions to net assets	142,412,852

Deductions from net assets attributed to:
Distributions to participants	67,464,482
Administrative expenses	1,284,482
Total deductions from net assets	68,748,964

Net increase	73,663,888

Transfers to/from the plan, net	152,698

Net assets available for benefits at the beginning of the period	738,537,703

Net assets available for benefits at the end of the period	$812,354,289

The accompanying notes are an integral part of these financial statements.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

1.    Plan Description

General

The following description of SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan's assets are held by Charles Schwab Bank and participant accounts are maintained by Charles Schwab Bank. State Street Bank and Trust Company (State Street) serves as the trustee for the SCI Common Stock Fund. Service Corporation International serves as Plan Sponsor.

Contributions

Eligible employees can participate in the Plan after completing two months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility criteria, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Effective July 1, 2014, the Plan was amended to allow Roth contributions. Each individual's participant contributions were limited to $18,000 in 2016. An additional catch-up contribution up to $6,000 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation. The percentage of the match is based on years of vesting service with the Company and ranges from 75% to 125% of the employee's eligible contribution as described in the table below. Additional amounts may be contributed at the Company's discretion. There were no discretionary Company contributions for the year ended December 31, 2016.

Participant's Completed Years of Service	Matching Percentage
Less than 6 years	75%
Greater than 6 years and less than 11 years	100%
11 or more years	125%

Participant Accounts

Participant account balances are valued based upon the number of units or shares of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution, the Company's contributions, and a pro rata share of the earnings of each fund in which the participant has invested. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. For the year ended December 31, 2016, forfeited balances applied to reduce the December 31, 2015 employer true up contribution amounted to $1,629,645 and forfeited balances used to pay administrative expenses amounted to $188,016. At December 31, 2016 there were forfeitures in the amount of $1,417,718 available to offset future employer contributions and/or administrative expenses.

Vesting

Participants are fully vested in their deferred salary, rollover contributions and related earnings. Participants are not vested in Company contributions and related earnings until they complete three years of service with the Company, thus becoming 100% vested.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, or longer if the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest fixed at 1% above the prime rate at the date of inception. Interest rates for loans range between 4.25% and 9.25% as of December 31, 2016. A participant may have no more than one loan outstanding at any one time (effective November 24, 2014). Prior to November 24, 2014, a participant was allowed to have two loans outstanding at any one time. Participants with two loans dating before the change continue to be allowed to have those two loans but cannot enter into any new loans until both existing loans have been repaid. Interest income on participant loans is recorded when earned. If a participant ceases to make loan payments, the Plan Administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements and the participant account balance will be reduced at the earliest permitted date as outlined in the Plan Document.

Receivables for Securities Sold

The Plan records investment transactions on a trade date basis. Transactions may take up to seven days to settle, therefore pending purchases and sales are recorded as a receivable or payable as of period end.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may request withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account or a partial distribution of such amount. A participant that terminates employment whose account balance is less than $5,000 will receive a distribution of their vested aggregate account balance without the consent of the participant. If the distribution is less than $1,000 the distribution will be made in the form of lump sum cash. If the distribution is greater than $1,000, but less than $5,000 the Administrator will pay the distribution in an automatic direct rollover to an individual retirement account.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.    Summary of Significant Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements and related notes. As a result, actual results could differ from those estimates.

Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3 for information regarding Fair Value Measurements).

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

The Wells Fargo Stable Value Fund C included in Plan assets receives interest based on crediting interest rates determined by the issuer. The underlying investments of the Fund consist of units of the Wells Fargo Stable Return Fund G.

A self-directed investment account is allowed for each participant who directs an investment outside of the investment options designated by the Plan Administrator. The self-directed account shall not share in trust fund earnings but will be charged or credited as appropriate with net earnings, gains, losses, and expenses, as well as any appreciation (depreciation) in market value attributable to such account during each plan year. Charles Schwab is asset custodian for the self-directed investment accounts.

Net change in the fair value of the investments consists of net realized and unrealized appreciation (depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

The common trust funds are issued by T. Rowe Price and the underlying investments of the common trust funds include other T. Rowe Price bond, equity, and money market trusts.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Administrative expenses represent record keeping, transaction, and investment advisory fees paid to Charles Schwab, and audit fees. Legal fees are paid by the Plan Sponsor.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) amended "Fair Value Measurements" to remove the requirement to disclose the fair value measurement hierarchy level associated with investments measured at net asset value as a practical expedient. Other disclosures required by the standard for these assets remain the same. This amendment does not change the underlying accounting for these investments. This amendment is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Plan financial statements.
In July 2015, the FASB amended "Plan Accounting" to simplify employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures and to provide a measurement-date practical expedient. The amendments are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Plan adopted the amendment in 2016. Retrospective application to all periods presented is required. The change in presentation did not materially impact the Plan's net assets available for benefits or changes therein.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

3.    Fair Value Measurements

The following is a description of the valuation techniques used for assets measured at fair value for the years ended December 31, 2016 and 2015:

Registered investment companies and self-directed accounts are valued at the market value of shares held at year end. The investments held in common trust funds and the SCI common stock fund are valued at the net asset value of units held by the Plan at year end. Net asset value of units is derived from per share value of underlying publicly traded investments, net of assessed expenses.

The methods above described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There was no change in methodology for the year ended December 31, 2016.

The fair value of investments are categorized as follows at December 31, 2016 and 2015:

	Value Hierarchy Level	2016	2015
Registered investment companies	1	$177,276,785	$146,221,861
Self directed accounts	1	9,671,533	7,007,129
Total investments, at fair value		186,948,318	153,228,990
Common trust funds (a)		481,054,756	438,334,554
SCI common stock fund		123,387,014	123,702,132
Total investments, at net asset value		604,441,770	562,036,686
Total investments, at market		$791,390,088	$715,265,676

(a) This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.

There were no transfers in and/or out of the fair value levels during 2016 and 2015. For our investments measured at net asset value there are no unfunded commitments and the investments are redeemable at any time with no restrictions.

SCI 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

4.    Income Taxes

Effective January 1, 2016 the Plan adopted a volume submitter profit sharing plan with CODA (volume submitter plan). The volume submitter plan received a favorable opinion letter from the IRS on March 31, 2014, which declared that the volume submitter plan qualifies under section 401(a) of the Internal Revenue Code as being exempt from income taxes. The volume submitter plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan Administrator believes that the Plan was qualified and was tax exempt as of the financial statement date.

The Plan believes that all significant tax positions utilized by the Plan will more likely than not be sustained upon examination. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the Statement of Changes in Net Assets Available for Benefits.

5.	Parties-in-Interest

Certain plan investments represent investments in common trust funds and registered investment companies managed by Charles Schwab Bank, trustee of the Plan. Therefore transactions involving these common trust funds and registered investment companies qualify as exempt party-in-interest transactions. The Plan paid Charles Schwab Trust $1,201,860 related to record keeping and transaction fees for the year ended December 31, 2016.

At December 31, 2016 and 2015, approximately 15% and 16% of Plan assets, respectively, were held in the form of shares of the Company's common stock. Transactions involving the Company's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2016, the Plan received dividends on the Company's common stock totaling $2,222,974. Additional parties-in-interest include State Street Global Markets and State Bank and Trust as they serve as custodian for the self-directed accounts and SCI Common Stock Fund and interest bearing cash accounts, respectively.

SCI 401(K) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

EIN: 74-1488375 PIN: 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,
	borrower, lessor or	Description of investment including maturity date,
	similar party	rate of interest, collateral, par or maturity value	Cost	Current Value

Self Directed Account:
*	Personal Choice Retirement	Self Directed Account	**	$9,671,533

Common Trust Funds:
	T. Rowe Price	T. Rowe Price Retirement 2025 Active A Fund	**	81,689,881
	T. Rowe Price	T. Rowe Price Retirement 2020 Active A Fund	**	72,887,881
	T. Rowe Price	T. Rowe Price Retirement 2030 Active A Fund	**	63,252,561
	T. Rowe Price	T. Rowe Price Retirement 2035 Active A Fund	**	56,986,102
	T. Rowe Price	T. Rowe Price Retirement 2015 Active A Fund	**	46,500,060
	T. Rowe Price	T. Rowe Price Retirement 2040 Active A Fund	**	39,635,151
	T. Rowe Price	T. Rowe Price Retirement 2045 Active A Fund	**	24,596,020
	T. Rowe Price	T. Rowe Price Retirement 2010 Active A Fund	**	19,998,099
	T. Rowe Price	T. Rowe Price Retirement 2050 Active A Fund	**	15,016,648
	T. Rowe Price	T. Rowe Price Retirement 2005 Active A Fund	**	10,897,378
	T. Rowe Price	T. Rowe Price Retirement Balanced Active A Fund	**	8,632,874
	T. Rowe Price	T. Rowe Price Retirement 2055 Active A Fund	**	6,764,956
	T. Rowe Price	T. Rowe Price Retirement 2060 Active A Fund	**	34,149
	Wells Fargo	Wells Fargo Stable Value Fund C	**	34,162,996

Registered Investment Companies:
	Vanguard Funds	Vanguard Institutional Index I Fund	**	42,337,127
	American Funds	American Funds AMCAP R6 Fund	**	25,214,397
	Invesco	Invesco Diversified Dividend R6 Fund	**	19,160,102
	Fidelity	Fidelity Extended Market Fund	**	15,853,139
	Pacific Investment Management Co	PIMCO Total Return Institutional Fund	**	15,274,886
	Dimensional Funds	DFA Large Cap International I Fund	**	12,593,255
	Vanguard	Vanguard Total Bond Market Index Fund	**	11,580,138
	Hartford	Hartford SmallCap Growth HLS IA Fund	**	11,325,193
	JP Morgan	JPMorgan Small Cap Value R6 Fund	**	10,000,470
	Pacific Investment Management Co	PIMCO Real Return Fund	**	7,506,555
	Artisan	Artisan International Institutional Fund	**	6,431,523

Common Stock:
*	Service Corporation International	SCI Common Stock Fund	**	123,387,014

	Total Investments			791,390,088

*	Participant Loans	Loans with interest rates of 4.25% to 9.25%	—	20,961,432
				$812,351,520
*    Party-in-interest as defined by ERISA.
**    Cost omitted for participant directed investments.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SCI 401(k) Retirement Savings Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCI 401(k) Retirement Savings Plan

By:    SCI Shared Resources, Inc.

Date:    June 29, 2017            By:    /s/ Curtis Briggs

Vice President of SCI Shared Resources, LLC